EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Fourth Quarter and Year Ended December 31, 2024
ACHESON, Alberta, March 19, 2025 - North American Construction Group Ltd. ("NACG") (TSX:NOA/NYSE:NOA) today announced results for the fourth quarter and year ended December 31, 2024. Unless otherwise indicated, figures are expressed in Canadian dollars with comparisons to prior periods ended December 31, 2023.
Fourth Quarter 2024 Highlights:
•Combined revenue of $372.7 million, compared to $405.4 million in the same period last year. Reported revenue of $305.6 million, compared to $328.3 million in the same period last year, was generated by our wholly owned subsidiaries as incremental scopes and strong equipment utilization of 82% in Australia were more than offset by lower demand for our Canadian heavy equipment fleet when comparing to 2023 Q4.
•Our net share of revenue from equity consolidated joint ventures was $67.1 million in 2024 Q4 and compared to $77.1 million in the same period last year as the consistency in the Fargo and MNALP joint ventures were offset by lower scopes being completed within the Nuna Group of Companies.
•Adjusted EBITDA of $103.7 million and margin of 27.8% compared favorably to the prior period operating metrics of $101.1 million and 24.9%, respectively, as operational excellence in both Australia and Canada drove margin improvements.
•Combined gross profit for the quarter was $54.3 million and a margin of 14.6%. When adjusting for $10.1 million of integration costs incurred and $8.9 million of claims extinguished to secure long-term contracts, the resulting 19.7% reflects operational performance and compares favorably to 18.3% posted in the same period last year.
•Cash flows generated from operating activities of $97.0 million were lower than the $168.6 million generated in the prior period as higher cash generation from the strong EBITDA was offset by the temporary impact of changes to working capital in the quarter.
•Free cash flow generated in the quarter was $50.5 million as operational earnings were offset by routine capital maintenance and cash interest expenses with working capital and capital work in process balances generating positive cash in the quarter.
•Net debt was $856.2 million at December 31, 2024, a decrease of $26.3 million from September 30, 2024, as free cash flow generation and the impact of a stronger CAD/AUD exchange rate were offset by growth spending, the NCIB program, and the dividend payment .
•Additional highlights include: i) in November, we were awarded a $125 million heavy civil construction project primarily to construct diversion channels; ii) in December, we announced an extended and amended regional services contract, valued at $500 million, with a major producer in the oil sands region; iii) also in December, we were awarded a $100 million early works contract by a copper producer in the Australian state of New South Wales; iv) by the end of the year, we surpassed the 60% completion mark at the Fargo-Moorhead flood diversion project; and v) completed go-live activities for the ERP system in Australia during the quarter.
Joe Lambert, President and CEO, stated, "Once again, I would like to thank our operations team for their safe and efficient performance this quarter. The recent contract awards in Australia and Canada speak for themselves but are a testament to the quality and reputation of our operating teams. We're off to a fast and robust start this year, and we couldn't be more excited about completing the work our customers have awarded us. We see opportunities and tailwinds in the heavy civil infrastructure and mining industries in Australia and North America and are diligently advancing efforts to win scopes based on the reputation we have in the respective regions."

Consolidated Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2024	2023	2024	2023
Revenue	$305,590	$328,282	$1,165,787	$964,680
Cost of sales	218,834	220,672	789,056	678,528
Depreciation	44,765	41,990	166,683	131,319
Gross profit	$41,991	$65,620	$210,048	$154,833
Gross profit margin	13.7%	20.0%	18.0%	16.1%
General and administrative expenses (excluding stock-based compensation)(i)	13,696	18,702	47,245	41,016
Stock-based compensation expense	5,625	(496)	8,706	15,828
Operating income	22,544	45,944	153,330	96,330
Interest expense, net	14,401	14,007	59,340	36,948
Net income	4,808	17,646	44,085	63,141

Adjusted EBITDA(i)	103,714	101,136	390,258	296,963
Adjusted EBITDA margin(i)(ii)	27.8%	24.9%	27.6%	23.2%

Per share information
Basic net income per share	$0.18	$0.66	$1.65	$2.38
Diluted net income per share	$0.19	$0.58	$1.52	$2.09
Adjusted EPS(i)	$1.00	$0.87	$3.73	$2.83
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$96,989	$168,569	$217,607	$278,090
Cash used in investing activities	(75,764)	(137,756)	(274,683)	(244,879)
Effect of exchange rate on changes in cash	1,400	(4,532)	353	(5,994)
Add back of growth and non-cash items included in the above figures:
Acquisition of MacKellar(i)	—	51,671	—	51,671
Acquisition costs	—	5,934	—	7,095
Buyout of BNA Remanufacturing LP	4,210	—	4,210	—
Growth capital additions(ii)	23,646	35,941	84,633	40,416
Capital additions financed by leases(ii)	—	(931)	(14,157)	(28,159)
Free cash flow(ii)	$50,481	$118,896	$17,963	$98,240

(i)Acquisition of MacKellar is the purchase price less cash acquired.
(ii)See "Non-GAAP Financial Measures".

Results for the Three Months Ended December 31, 2024
Revenue from wholly-owned entities was $305.6 million, down from $328.3 million in the same period last year. The quarter-over-quarter reduction reflects a reduction in overall work scopes in the Heavy Equipment - Canada segment due to a reduction in equipment utilization to 54%, compared to 65% in 2023 Q4, largely offset by improved performance in the Heavy Equipment - Australia segment. Revenue generated in that segment of $160.3 million includes a strong contribution from MacKellar of $155.4 million, up from $122.5 million in Q4 of last year, as the group commences work on new contracts and increases equipment utilization at existing sites. Eliminations in the quarter largely relate to equipment maintenance performed by the Heavy Equipment - Canada segment on MacKellar equipment.
Gross profit was $42.0 million, representing 13.7% of revenue, compared to $65.6 million and a 20.0% gross margin in the same period last year. The decline was primarily driven by lower contributions from the Heavy Equipment - Canada segment. Cost of sales for the quarter totaled $218.8 million, down from $220.7 million in the prior-period, reflecting lower overall revenue levels. Gross profit in the Heavy Equipment - Canada segment were impacted by the $8.9 million customer claim extinguishment as part of a four-year $500 million contract extension executed in December 2024. Gross profit in the Heavy Equipment - Australia segment was impacted by $10.1 million of integration costs, primarily transportation of haul trucks from North America to Australia.
General and administrative expenses (excluding stock-based compensation expense) were $13.7 million, or 4.5% of revenue, for the three months ended December 31, 2024, down from $18.7 million, or 5.7% of revenue, in the same period last year. The current year decrease is due to the inclusion of non-recurring MacKellar acquisition costs totaling $5.9 million in the prior year, offset by spend related to increased activity levels in the Heavy Equipment - Australia segment.
Cash related interest expense of $13.7 million represents an average cost of debt of 6.7% (compared to $13.2 million and 8.8%, respectively, for the three months ended December 31, 2023). The increase in interest expense is primarily attributed to a higher balance on the Credit Facility, along with greater equipment financing—mainly from the addition of MacKellar—partially offset by the elimination of our customer supply chain financing arrangement late in Q3.
Net income of $4.8 million in Q4 2024, compared to $17.6 million in the same period last year, was lower due to the lower gross profit factors discussed above, partially offset by lower general and administrative expenses and improved results from the equity joint ventures.
Free cash flow in the quarter was $50.5 million, driven primarily by adjusted EBITDA of $103.7 million less sustaining capital spending of $47.7 million and cash interest paid of $13.7 million.
Liquidity
Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $275.3 million includes total liquidity of $170.6 million, $86.7 million of unused finance lease borrowing availability, and $17.9 million of unused other borrowing availability as at December 31, 2024. Liquidity is primarily provided by the terms of our $522.6 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement, and is now scheduled to expire in October 2027.
Business Updates
Strategic Focus Areas for 2025
•Safety - maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field, particularly with regards to front-line leadership training;
•Operational excellence - put into action practical and experienced-based protocols to ensure predictable high-quality project execution in Australia;
•Execution - enhance equipment availability in Canada through improved fleet maintenance, equipment telematics and reliability programs, technical improvements and management systems;
•Integration - utilize recently implemented ERP at MacKellar Group to optimize business processes to lower overall costs and improve working capital management;
•Organic growth - based on strong site operating performance, leverage customer satisfaction to earn contract extensions and expansions;
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and
•Sustainability - further develop and deliver into our environmental, social and governance goals.

Outlook for 2025
The following table provides projected key measures for 2025 and actual results of 2024 and 2023. The measures for 2025 are predicated on contracts currently in place, including expected renewals and the heavy equipment fleet that we own and operate.

Key measures	2023 Actual	2024 Actual	2025 Outlook
Combined revenue(i)	$1.3B	$1.4B	$1.4 - $1.6B
Adjusted EBITDA(i)	$297M	$390M	$415 - $445M
Sustaining capital(i)	$169M	$166M	$180 - $200M
Adjusted EPS(i)	$2.83	$3.73	$3.70 - $4.00
Free cash flow(i)	$90M	$18M	$130 - $150M

Capital allocation
Growth spending(i)	$40M	$85M	$65 - $75M
Net debt leverage(i)	1.7x	2.2x	Targeting 1.7x
(i)See "Non-GAAP Financial Measures".
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the three months and year ended December 31, 2024, tomorrow, Thursday, March 20, 2025, at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 71653

A replay will be available through April 20, 2025, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 71653
Playback Passcode: 71653

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=70DEA77D-C2B3-4C4B-80EF-A1303C5C95BF
A replay will be available until April 20, 2025, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the three months and year ended December 31, 2024, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2024 Q4 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 25 in the consolidated financial statements.

Accounting pronouncements recently adopted
Segment reporting
The Company adopted the new standard for segment reporting that is effective for the fiscal year beginning January 1, 2024. In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company has updated its disclosures to reflect the additional requirements.
Recent accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard is effective for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2025.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months and year ended December 31, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca and on our company website at www.nacg.ca.

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage, and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin" "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca and on our company website at www.nacg.ca.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$305,590	$328,282	$1,165,787	$964,680
Share of revenue from investments in affiliates and joint ventures	134,348	169,662	517,137	686,299
Elimination of joint venture subcontract revenue	(67,200)	(92,522)	(267,595)	(369,891)
Total combined revenue(i)	$372,738	$405,422	$1,415,329	$1,281,088
(i) See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$41,991	$65,620	$210,048	$154,833
Share of gross profit from investments in affiliates and joint ventures	12,283	8,670	49,455	49,638
Combined gross profit(i)	$54,274	$74,290	$259,503	$204,471

(i) See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023	2024	2023
Net income	$4,808	$17,646	$44,085	$63,141
Adjustments:
Stock-based compensation expense (benefit)	5,625	(496)	8,706	15,828
Loss on disposal of property, plant and equipment	126	1,470	767	1,659
Write-down on assets held for sale	—	—	4,181	—
Change in fair value of contingent obligation from adjustments to estimates	9,464	—	36,049	—
(Gain) loss on derivative financial instruments	(4,797)	916	(3,952)	(6,063)
Equity investment (gain) loss on derivative financial instruments	(201)	(713)	2,633	(1,362)
Equity investment restructuring costs	—	—	4,517	—
Loss on equity investment customer bankruptcy claim settlement	—	—	—	759
Loss on extinguishment of customer claim	8,866	—	8,866	—
Post-acquisition asset relocation and integration costs	10,111	—	10,111	—
Acquisition costs	—	5,934	—	7,095
Tax effect of the above items	(7,197)	(1,589)	(16,169)	(5,829)
Adjusted net earnings(i)	$26,805	$23,168	$99,794	$75,228
Adjustments:
Tax effect of the above items	7,197	1,589	16,169	5,829
Interest expense, net	14,401	14,007	59,340	36,948
Equity investment EBIT(i)(iii)	5,076	1,622	12,228	24,929
Equity earnings in affiliates and joint ventures(iii)	(5,754)	(2,236)	(15,299)	(25,199)
Change in fair value of contingent obligations	4,797	4,681	17,157	4,681
Income tax expense	(375)	10,930	15,950	22,822
Adjusted EBIT(i)	$52,147	$53,761	$205,339	$145,238
Adjustments:
Depreciation and amortization	45,093	42,277	167,937	132,516
Write-down on assets held for sale	—	—	(4,181)	—
Equity investment depreciation and amortization(i)	6,474	5,098	21,163	19,209
Adjusted EBITDA(i)	$103,714	$101,136	$390,258	$296,963
Adjusted EBITDA margin(i)(ii)	27.8%	24.9%	27.6%	23.2%
(i) See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Equity earnings in affiliates and joint ventures	$5,754	$2,236	$15,299	$25,199
Adjustments:
Gain on disposal of property, plant and equipment	(237)	(22)	(595)	(57)
Interest expense (income), net	460	(268)	(877)	(1,183)
Income tax (recovery) expense	(901)	(324)	(1,599)	970
Equity investment EBIT(i)	$5,076	$1,622	$12,228	$24,929
(i) See "Non-GAAP Financial Measures"
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2024	2023
Assets
Current assets
Cash	$77,875	$88,614
Accounts receivable	166,070	97,855
Contract assets	4,135	35,027
Inventories	74,081	64,962
Prepaid expenses and deposits	7,676	7,402
Assets held for sale	683	1,340
	330,520	295,200
Property, plant and equipment	1,246,584	1,142,946
Operating lease right-of-use assets	12,722	12,782
Investments in affiliates and joint ventures	84,692	81,435
Intangible assets	9,901	6,971
Other assets	9,845	7,144
Total assets	$1,694,264	$1,546,478
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$110,750	$146,190
Accrued liabilities	77,908	72,225
Contract liabilities	1,944	59
Current portion of long-term debt	84,194	81,306
Current portion of contingent obligations	39,290	22,501
Current portion of operating lease liabilities	1,771	1,742
	315,857	324,023
Long-term debt	719,399	611,313
Contingent obligations	88,576	93,356
Operating lease liabilities	11,441	11,307
Other long-term obligations	44,711	41,001
Deferred tax liabilities	125,378	108,824
	1,305,362	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2024 - 27,704,450 (December 31, 2023 – 27,827,282))	228,961	229,455
Treasury shares (December 31, 2024 - 1,000,328 (December 31, 2023 - 1,090,187))	(15,913)	(16,165)
Additional paid-in capital	20,819	20,739
Retained earnings	156,125	123,032
Accumulated other comprehensive loss	(1,090)	(407)
Shareholders' equity	388,902	356,654
Total liabilities and shareholders' equity	$1,694,264	$1,546,478

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2024	2023(i)
Revenue	$1,165,787	$964,680
Cost of sales	789,056	678,528
Depreciation	166,683	131,319
Gross profit	210,048	154,833
General and administrative expenses	55,951	56,844
Loss on disposal of property, plant and equipment	767	1,659
Operating income	153,330	96,330
Equity earnings in affiliates and joint ventures	(15,299)	(25,199)
Interest expense, net	59,340	36,948
Change in fair value of contingent obligations	53,206	4,681
Gain on derivative financial instruments	(3,952)	(6,063)
Income before income taxes	60,035	85,963
Current income tax (benefit) expense	(3,280)	6,841
Deferred income tax expense	19,230	15,981
Net income	44,085	63,141
Other comprehensive income
Unrealized foreign currency translation loss	683	713
Comprehensive income	$43,402	$62,428

Per share information
Basic net income per share	$1.65	$2.38
Diluted net income per share	$1.52	$2.09

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".